UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

307068106
(CUSIP Number)

STEVE WOLOSKY, ESQ.
RON BERENBLAT, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON PW Partners Atlas Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 671,685
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 671,685
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,685
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON PW Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 31,801
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 31,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 671,685
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 671,685
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,685
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 31,801
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 31,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 703,486
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 703,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,575
	8	SHARED VOTING POWER 703,486
	9	SOLE DISPOSITIVE POWER 39,000
	10	SHARED DISPOSITIVE POWER 703,486
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 756,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 307068106

The Schedule 13D, filed with the Securities and Exchange Commission on December 27, 2012 (the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.01 per share (the “Shares”), of Famous Dave’s of America, Inc., a Minnesota corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Atlas Fund were purchased with working capital of Atlas Fund, which includes capital contributions of partners of Atlas Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases or through block trades, as set forth on Schedule A.  The aggregate purchase price of the 671,685 Shares owned directly by Atlas Fund was approximately $6,005,856, excluding brokerage commissions.

The Shares purchased by Master Fund were purchased with working capital of Master Fund, which includes capital contributions of partners of Master Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases or through block trades, as set forth on Schedule A.  The aggregate purchase price of the 31,801 Shares owned directly by Master Fund was approximately $266,976, excluding brokerage commissions.

The Shares purchased by Mr. Walsh were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases or through block trades, as set forth on Schedule A.  The aggregate purchase price of 39,000 Shares owned directly by Mr. Walsh was approximately $318,804, excluding brokerage commissions.  Mr. Walsh also received 13,575 restricted Shares in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As discussed in further detail in Amendment No. 1 to the Schedule 13D, on March 1, 2013, the Issuer entered into a Nomination Agreement with the Reporting Persons pursuant to which, among other things, the Issuer agreed to include Mr. Walsh in the Issuer’s slate of director nominees for election at its 2013 annual shareholders’ meeting (the “Nomination Agreement”).  On November 25, 2013, the Issuer and the Reporting Persons entered into a First Amendment to Nomination Agreement (the “Amendment”) pursuant to which the Issuer agreed to include Mr. Walsh in its slate of nominees for election as one of no more than seven directors of the Issuer at its 2014 annual shareholders’ meeting (the “2014 Annual Meeting”).  The Board of Directors of the Issuer will publicly recommend and solicit proxies for the election of Mr. Walsh at the 2014 Annual Meeting in the same manner as it does for all the other nominees of the Issuer up for election at such meeting.   In addition, the provisions of the Nomination Agreement will automatically terminate upon the conclusion of the 2014 Annual Meeting, except for the non-disparagement provisions discussed below and certain miscellaneous provisions.

The Reporting Persons will not be permitted to nominate candidates for election to the Board at the 2014 Annual Meeting.  Each of the Reporting Persons agreed to make commercially reasonable efforts to cause all Shares beneficially owned, directly or indirectly, by it to be present for quorum purposes and to be voted at the 2014 Annual Meeting, and further agreed that at the 2014 Annual Meeting it will make commercially reasonable efforts to vote in favor of the Issuer’s nominees.

CUSIP NO. 307068106

The Amendment also extends the period during which the Issuer and each of the Reporting Persons has agreed not to make disparaging or unfavorable remarks, comments or criticisms with regard to the other party, its business, or any of its current, future and former personnel, agents and representatives, subject to certain excepted circumstances.  Such period will now continue so long as Mr. Walsh remains a director.

A copy of the Amendment is attached hereto as Exhibit 99.4.  The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 7,361,468 Shares outstanding as of November 4, 2013, according to the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 29, 2013, filed with the Commission on November 7, 2013.

As of the close of business on the date hereof, Atlas Fund directly owned 671,685 Shares, constituting approximately 9.1% of the Shares outstanding; Master Fund directly owned 31,801 Shares, constituting less than 1% of the Shares outstanding; and Mr. Walsh directly owned 39,000 Shares and 13,575 restricted Shares, constituting less than 1% of the Shares outstanding.

Mr. Walsh, by virtue of his relationship to each of the other Reporting Persons and his direct beneficial ownership of 39,000 Shares and 13,575 restricted Shares, may be deemed to beneficially own, in the aggregate, 756,061 Shares, constituting approximately 10.3% of the Shares outstanding.

PW Capital Management, by virtue of its relationship to each of Atlas Fund and Master Fund, may be deemed to indirectly beneficially own the 703,486 Shares that Atlas Fund and Master Fund directly beneficially own in the aggregate.

Master Fund GP, by virtue of its relationship to Master Fund, may be deemed to indirectly beneficially own the 31,801 Shares that Master Fund directly beneficially owns.

Atlas Fund GP, by virtue of its relationship to Atlas Fund, may be deemed to indirectly beneficially own the 671,685 Shares that Atlas Fund directly beneficially owns.

None of PW Capital Management, Master Fund GP or Atlas Fund GP directly owns, of record or beneficially, any Shares.

(b) Mr. Walsh has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 39,000 Shares.  Mr. Walsh has the sole power to vote, or to direct the vote of, 13,575 restricted Shares.

Each of Atlas Fund and Atlas Fund GP has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 671,685 Shares.

CUSIP NO. 307068106

Each of Master Fund and Master Fund GP has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 31,801 Shares.

Each of Mr. Walsh and PW Capital Management has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 703,486 Shares.

(c) There were no transactions in securities of the Issuer during the past sixty days by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Amendment discussed in further detail in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Exhibit Name

99.4	First Amendment to Nomination Agreement, dated as of November 25, 2013, among the Issuer and the Reporting Persons.

CUSIP NO. 307068106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2013

PW PARTNERS ATLAS FUND LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS MASTER FUND LP

By:	PW Partners, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH